UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

Submission of Matters to a Vote of Security Holders.

On June 5, 2026, Virax Biolabs Group Limited (the “Company”) convened the Extraordinary General Meeting of Shareholders (the “Initial Meeting”) commencing at 2:00 PM GMT at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. On May 18, 2026, the record date for the Annual Meeting, there were 19,923,432 ordinary shares of the Company entitled to be voted at the Annual Meeting, 3.6% of which were present at the Initial Meeting in person or by proxy.

The Company's Articles of Association state that no business shall be transacted at any meeting of shareholders unless a quorum is present; a quorum is one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such meeting present in person or by proxy. As such, at the date and time scheduled for the Initial Meeting, there was not a quorum present, nor did a quorum become present within 15 minutes of the scheduled meeting time. In accordance with the Company's Articles of Association, if a quorum is not present within fifteen minutes of the time appointed for the meeting, then the meeting shall stand adjourned to the same time and place seven days from then, or to such other time or place as is determined by the Directors. As a quorum was not so present, the Annual Meeting was adjourned to 2:00 PM GMT on June 12, 2026, at the same location.

On June 12, 2026, at 2:00 PM GMT the Company reconvened the Company’s Extraordinary Annual Meeting of Shareholders (the “Adjourned Meeting”) at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH. At the start of the Adjourned Meeting, there were present in person or by proxy shareholders holding shares that represent 3.65% the outstanding shares carrying the right to vote at such meeting. The Company's Articles of Association provide that if a quorum is not present within fifteen minutes of the time appointed for such an adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum. At the end of such fifteen minutes, a quorum of one-third was not present, and thereafter the shareholders present in person or by proxy constituted a quorum for the Adjourned Meeting.

Three items of business were acted upon by the Company’s shareholders at the Adjourned Annual Meeting, each of which was approved by the shareholders.

1. Shareholders approved a share consolidation of the Company’s ordinary shares, par value $0.001 each (the “Ordinary Shares”) on the basis of one (1) share for every ten to fifteen (10) to (30) Ordinary Shares, so that every ten to fifteen (10) to (30) outstanding Ordinary Shares before the share consolidation shall be consolidated into one (1) ordinary share, par value $0.01 to $0.30 each, after the share consolidation (the “Share Consolidation”). The voting results were as follows:

For	Against	Abstain
517,694	202,763	5,951

2. Shareholders approved the form of the fourth amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 filed as part of the Form 6-K report filed on May 22, 2026 containing the Notice of Meeting and Proxy Statement in its entirety and in substitution for, and to the exclusion of, the existing memorandum and articles of association of the Company to reflect the revised authorized share capital, with effect from the effective date of the Share Consolidation. The voting results were as follows:

For	Against	Abstain
513,758	175,512	37,138

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	June 12, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer